State of Delaware
Secretary of State
Division of Corporations
Delivered 03:52 PM 05/09/2018
FILED 03:52 PM 05/09/2018
SR 20183554518 - File Number 2545851

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
RENNOVA HEALTH, INC.

It is hereby certified that:

1. The name of the corporation is Rennova Health, Inc. (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL").

2. The Certificate of Incorporation of the Corporation, as amended, is hereby amended by deleting Article FOURTH, Paragraph A thereof and inserting in lieu of said Paragraph the following new Article FOURTH, Paragraph A:

   "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is three billion and five million (3,005,000,000) shares, comprised of three billion (3,000,000,000) shares of Common Stock, par value $0.01 per share, and five million (5,000,000) shares of Preferred Stock, par value $0.01 per share. The designation, powers, preferences and relative, participating, option or other special rights, including voting rights, qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware."

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be executed by its duly authorized officer this 9th day of May, 2018.

RENNOVA HEALTH, INC.

By: /s/Seamus Lagan
Name: Seamus Lagan
Title: Chief Executive Officer and President